Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company:

CoSine Communications, Inc.

Commission File No.: 000-30715

Press Release

TUT SYSTEMS, INC. REAFFIRMS

FIRST QUARTER REVENUE GUIDANCE

The Company More Than Doubles the Number of Major Digital TV Headend

Wins in the Quarter

Lake Oswego, Oregon, April 13, 2005 — Tut Systems, Inc. (Nasdaq: TUTS), today announced that based on a preliminary analysis of its results for the quarter ended March 31, 2005, the company currently expects revenue for the first quarter to be $7.0 million, in line with the company’s previous revenue guidance.

“We continue to see positive momentum in the telco TV market space, resulting in more than double the number of major digital TV headend wins in the first quarter and an increase in our backlog, compared with the fourth quarter of 2004. In addition, we received a significant expansion order to an earlier MPEG-4 digital headend win,” said Sal D’Auria, Chairman, President and CEO. “We believe that the large carriers continue to track to their plans for new triple-play service offerings in 2005. We are making meaningful progress with our MPEG-2, MPEG-4 AVC, and FEC product initiatives and are well positioned to compete for multiple opportunities with these carriers. Further, with our just announced Astria VSP, we are confident in our ability to compete favorably for opportunities at the edge of IP video networks, be they owned by telcos or cable MSOs.”

Tut Systems continues to move forward in completing its acquisitions of CoSine Communications, Inc. (Nasdaq: COSN) and Copper Mountain Networks, Inc. (Nasdaq: CMTN). The company remains confident that both transactions will close in May, subject to the required stockholder approvals and customary regulatory review.

Forward Looking Statements

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, statements relating to Tut Systems’ statements about (1) the plans of large telecommunications carriers to provide triple-play service offerings; (2) the Company’s competitive position in the marketplace; and (3) the mergers with CoSine Communications and Copper Mountain Networks merger and the Company’s expectations that these transactions will close in May 2005. Our estimate of our revenue for the first quarter 2005 is preliminary and subject to adjustment. Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein.

Risks that relate to these forward looking statements include the risks inherent in new and developing technologies and markets, the risk that competitors will introduce rival technologies and products, the risk that the Cosine and Copper Mountain transactions will not occur, and the risk that the expected financial benefits of the Cosine and Copper Mountain transactions will not be achieved as a result of unforeseen costs or events. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and internationally use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

Contacts:

Randy Gausman

Chief Financial Officer

Tut Systems

(971) 217-0400

RandallG@TutSys.com

Jeff Schline

Manager, Corporate Communications

Tut Systems

(971) 217-0364

jschline@TutSys.com

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed mergers of Tut Systems and CoSine Communications, Inc., and Tut Systems and Copper Mountain Networks, Inc., Tut Systems has filed registration statements on Form S-4 with the Securities and Exchange Commission. These registration statements include a prospectus of Tut Systems as well as proxy statements for each of Tut Systems’, CoSine Communications’, and Copper Mountain’s special stockholder meetings. Investors and security holders are advised to read the relevant registration statement, prospectus and proxy statement because they contain important information about the proposed mergers. Investors and security holders may obtain a free copy of the respective registration statement, prospectus and proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems, CoSine Communications and Copper Mountain at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	CoSine Communications Terry Gibson 560 S. Winchester Blvd., Suite 500 San Jose, California 95128 Telephone No.: (408) 236-7517	Copper Mountain Networks, Inc. Greg Peck 10145 Pacific Heights Blvd., Suite 530 San Diego, California 92121 Telephone No.: (858) 410-7110

Tut Systems, CoSine Communications, and Copper Mountain, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Tut Systems’, CoSine Communications’ and Copper Mountain’s stockholders in connection with the proposed mergers. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of CoSine Communications and their interests in the CoSine Communications merger will be set forth in the proxy statement for CoSine Communications’ Special Meeting of Stockholders. Information about the directors and executive officers of Copper Mountain and their interests in the Copper Mountain merger will be set forth in the proxy statement for Copper Mountain’s Special Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.